UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Griffon Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

398433102

(CUSIP Number)

VOSS CAPITAL, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(281) 770-0379

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,541,200*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,541,200*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,541,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 161,200 Shares underlying certain call options which are currently exercisable.

2

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		209,199*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

209,199*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,199*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 18,100 Shares underlying certain call options which are currently exercisable.

3

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,750,399*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,750,399*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,750,399*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 179,300 Shares underlying certain call options which are currently exercisable.

4

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,568,127*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,925**
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,568,127*
	10	SHARED DISPOSITIVE POWER

840,925**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,409,052***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 224,900 Shares underlying certain call options which are currently exercisable.

** Includes 115,300 Shares underlying certain call options which are currently exercisable.

*** Includes 340,200 Shares underlying certain call options which are currently exercisable.

5

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,568,127*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,925**
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,568,127*
	10	SHARED DISPOSITIVE POWER

840,925**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,409,052***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 224,900 Shares underlying certain call options which are currently exercisable.

** Includes 115,300 Shares underlying certain call options which are currently exercisable.

*** Includes 340,200 Shares underlying certain call options which are currently exercisable.

6

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

STEVEN L. BREITZKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

LARRY DENBROCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

MICHAEL P. FARRAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

ROBERT MATHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

SHERI MOSSBECK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

WENDY C. SHIBA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 398433102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Cooperation Agreement, as defined and described in Item 4 below, Steven L. Breitzka, Larry Denbrock, Michael P. Farrah, Robert Mather, Sheri L. Mossbeck and Wendy C. Shiba will no longer be members of the Schedule 13(d) group and, accordingly, shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,380,000 Shares beneficially owned directly by Voss Value Master Fund is approximately $36,449,631, including brokerage commissions. The aggregate purchase price of call options exercisable into 161,200 Shares owned directly by Voss Value Master Fund is approximately $1,756,600, including brokerage commissions. The aggregate purchase price of the 191,099 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $4,872,153, including brokerage commissions. The aggregate purchase price of call options exercisable into 18,100 Shares owned directly by Voss Value-Oriented Special Situations Fund is approximately $268,722, including brokerage commissions. The aggregate purchase price of the 1,497,753 Shares held in the Voss Managed Accounts is approximately $45,264,563, including brokerage commissions. The aggregate purchase price of call options exercisable into 160,900 Shares held in the Voss Managed Accounts is approximately $1,231,275, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 8, 2023, Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital (collectively, “Voss”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Board of Directors of the Issuer (the “Board”) agreed, among other things, to appoint Mr. Cocke to the Board effective January 9, 2023 and nominate him and H. C. Charles Diao for election at the Issuer’s upcoming 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Issuer also agreed that concurrent with Mr. Cocke’s appointment to the Board, he would be appointed to the Nominating and Corporate Governance Committee and the Committee on Strategic Considerations.

13

CUSIP No. 398433102

In addition, the Cooperation Agreement provides that, following the 2023 Annual Meeting, at Voss’s election, after consultation with the Issuer and subject to Voss beneficially owning at least the Minimum Ownership Threshold (as defined in below), the Issuer will, in consultation with Voss, identify a new independent director from the individuals previously named by Voss as potential candidates or, with Voss’s consent, a different individual, and appoint such person to the Board (the “Additional Director”). The Cooperation Agreement further provides that at Voss’s election, the Issuer will ensure that the size of the Board following the 2023 Annual Meeting is not more than 13 members. The Cooperation Agreement provides for customary director replacement procedures in the event Mr. Cocke or the Additional Director cease to serve as a director, subject to certain circumstances, including that Voss continues to hold a “net long position” in the Issuer of at least 50% of the Shares beneficially held by Voss as of the date of the Cooperation Agreement (the “Minimum Ownership Threshold”).

Pursuant to the Cooperation Agreement, Voss has irrevocably withdrawn its nomination notice regarding its slate of proposed director nominees for election at the 2023 Annual Meeting and has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions, including a mutual non-disparagement provision that remain in effect during the Cooperation Period (as described below).

The Cooperation Period is defined as beginning January 8, 2023 and continuing until the later of (i) the date that is 15 calendar days prior to the notice deadline for non-proxy access stockholder nominations of director candidates for election to the Board at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and (ii) 5 business days after the date on which Mr. Cocke (or any replacement director) has ceased to serve on the Board. However, if the Issuer confirms in writing that it will re-nominate Mr. Cocke (or, if he is replaced pursuant to the Cooperation Agreement, such replacement director) for election as a director at the 2024 Annual Meeting or at any subsequent annual meeting, and Mr. Cocke (or such replacement director, if applicable) consents to the applicable renomination(s), then the date in prong (i) above shall be automatically extended each such time until the date that is 15 calendar days prior to the applicable notice deadline for non-proxy access stockholder nominations of director candidates for election to the Board applicable to the next subsequent annual meeting of stockholders of the Issuer. The Cooperation Agreement will terminate upon the earlier of (x) the expiry of the Cooperation Period and (y) upon five business days’ prior written notice of a material breach of the Cooperation Agreement by a party thereto, provided that such material breach is not cured within such notice period.

Pursuant to the Cooperation Agreement, the Issuer agreed to reimburse Voss for its reasonable, documented out-of-pocket fees, costs and expenses (including legal expenses) incurred in connection with the negotiation and execution of the Cooperation Agreement in an amount not to exceed $500,000 in the aggregate.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,064,331 Shares outstanding, as of October 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 18, 2022.

14

CUSIP No. 398433102

A.	Voss Value Master Fund
(a)	As of the date hereof, Voss Value Master Fund beneficially owned 1,541,200 Shares, including 161,200 Shares underlying certain call options.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,541,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,541,200
4. Shared power to dispose or direct the disposition: 0

(c)	Voss Value Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
B.	Voss Value-Oriented Special Situations Fund
(a)	As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 209,199 Shares, including 18,100 shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,199
4. Shared power to dispose or direct the disposition: 0

(c)	Voss Value-Oriented Special Situations Fund has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
C.	Voss GP
(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,541,200 Shares owned by Voss Value Master Fund and (ii) 209,199 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,750,399
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,750,399
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
D.	Voss Capital
(a)	As of the date hereof, 1,658,653 Shares were held in the Voss Managed Accounts, including 160,900 shares underlying certain call options. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,541,200 Shares beneficially owned by Voss Value Master Fund and (ii) 209,199 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

15

CUSIP No. 398433102

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,568,127
2. Shared power to vote or direct vote: 840,925
3. Sole power to dispose or direct the disposition: 2,568,127
4. Shared power to dispose or direct the disposition: 840,925

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Accounts since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 1,541,200 Shares owned by Voss Value Master Fund, (ii) 209,199 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 1,658,653 Shares held in the Voss Managed Accounts.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,568,127
2. Shared power to vote or direct vote: 840,925
3. Sole power to dispose or direct the disposition: 2,568,127
4. Shared power to dispose or direct the disposition: 840,925

(c)	Mr. Cocke has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares through the Voss Managed Accounts since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Breitzka
(a)	As of the date hereof, Mr. Breitzka does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Breitzka has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
G.	Mr. Denbrock
(a)	As of the date hereof, Mr. Denbrock does not own any Shares.

Percentage: 0%

16

CUSIP No. 398433102

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Denbrock has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
H.	Mr. Farrah
(a)	As of the date hereof, Mr. Farrah does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Farrah has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
I.	Mr. Mather
(a)	As of the date hereof, Mr. Mather does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mather has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
J.	Ms. Mossbeck
(a)	As of the date hereof, Ms. Mossbeck does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Mossbeck has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
17

CUSIP No. 398433102

K.	Ms. Shiba
(a)	As of the date hereof, Ms. Shiba does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Shiba has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Voss Value Master Fund has purchased American-style exchange listed call options referencing an aggregate of 146,900 shares of Common Stock, which have exercise prices ranging between $20.50 and $50.00 and expire on January 20, 2023.

Voss Value Master Fund has purchased American-style exchange listed call options referencing an aggregate of 14,300 shares of Common Stock, which have exercise prices ranging between $45.00 and $50.00 and expire on February 17, 2023.

Voss Value Special Situations Fund has purchased American-style exchange listed call options referencing an aggregate of 16,200 shares of Common Stock, which have exercise prices ranging between $20.50 and $44.00 and expire on January 20, 2023.

Voss Value Special Situations Fund has purchased American-style exchange listed call options referencing an aggregate of 1,900 shares of Common Stock, which have an exercise price of $45.00 and expire on February 17, 2023.

The Voss Managed Accounts have purchased American-style exchange listed call options referencing an aggregate of 152,000 shares of Common Stock, which have exercise prices ranging between $20.50 and $45.00 and expire on January 20, 2023.

The Voss Managed Accounts have purchased American-style exchange listed call options referencing an aggregate of 8,900 shares of Common Stock, which have an exercise price of $45.00 and expire on February 17, 2023.

On January 8, 2023, the Reporting Persons and the Issuer entered into the Cooperation Agreement (as defined and described in Item 4), which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On January 10, 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP No. 398433102

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated January 8, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 9, 2023).
99.2	Joint Filing Agreement by and among Voss Value Master Fund, L.P., Voss Value Oriented Special Situations Fund, L.P., Voss Advisors GP, LLC, Voss Capital, LLC and Travis W. Cocke, dated January 10, 2023.

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CUSIP No. 398433102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke Individually and as attorney-in-fact for Steven L. Breitzka, Larry Denbrock, Michael P. Farrah, Robert Mather, Sheri Mossbeck and Wendy C. Shiba

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CUSIP No. 398433102

Schedule A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS CAPITAL, LLC

(Through the Separately Managed Accounts)

Acquisition of Common Stock	375,000	35.7900[1]	01/03/2023
Purchase of Common Stock	25,000	36.4226	01/03/2023
Purchase of Common Stock	10,000	36.1738	01/03/2023
Purchase of Common Stock	15,000	35.9925	01/03/2023
Purchase of Common Stock	25,000	36.1227	01/03/2023
Purchase of Common Stock	25,000	36.4004	01/04/2023
Purchase of Common Stock	25,000	36.3658	01/04/2023
Purchase of Common Stock	23,828	36.3525	01/04/2023
Purchase of Common Stock	25,000	36.6885	01/04/2023
Purchase of Common Stock	3,300	36.6410	01/04/2023

1 Private acquisition of Common Stock upon creation of additional Managed Account.